Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259676

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated June 7, 2022)

Volta Inc.

Up to 89,784,557 Shares of Class A Common Stock

Up to 24,529,111 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 5,933,333 Warrants

This prospectus supplement supplements the prospectus dated June 7, 2022 (as amended or supplemented prior to the date hereof, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259676). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 13, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to (A) 116,019,569 shares of Class A Common Stock par value $0.0001 per share (“Class A Common Stock”), which consists of up to (i) 30,000,000 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements entered into on February 7, 2021; (ii) 9,887,185 shares of Class A Common Stock that were issued by us upon conversion of our Class B common stock, par value $0.0001 per share held by certain stockholders; (iii) 8,625,000 shares of Class A Common Stock (the “Founder Shares”) originally issued in a private placement to Tortoise Sponsor II LLC (the “Sponsor”) in connection with the IPO and subsequently distributed to the equityholders of the Sponsor; (iv) 5,933,333 shares of Class A Common Stock that are issuable by us upon the exercise of 5,933,333 warrants (the “Private Warrants”) originally issued in a private placement to TortoiseEcofin Borrower LLC in connection with the IPO (as defined in the Prospectus) of Tortoise Acquisition Corp. II at an exercise price of $11.50 per share of Class A Common Stock; (v) 8,621,715 shares of Class A Common Stock that are issuable by us upon the exercise of 8,621,715 warrants originally issued in connection with the IPO at an exercise price of $11.50 per share of Class A Common Stock that were previously registered (the “Public Warrants”); (vi) 9,974,063 shares of Class A Common Stock that are issuable by us upon the exercise of 9,974,063 Assumed Warrants (as defined in the Prospectus) held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; (vii) 42,978,273 shares of Class A Common Stock issued upon consummation of our business combination pursuant to the Business Combination Agreement (as defined in the Prospectus) and held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; and (B) up to 5,933,333 Private Warrants.

Our Class A Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “VLTA” and “VLTA WS,” respectively. On June 10, 2022, the closing price of our Class A Common Stock was $2.21 and the closing price for our Public Warrants was $0.4199.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2022

VOLTA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39508	35-2728007
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

155 De Haro Street
San Francisco, CA 94103

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 264-2208

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	VLTA	New York Stock Exchange
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	VLTA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Interim Chief Executive Officer

On June 12, 2022, the board of directors (the “Board”) of Volta Inc., a Delaware corporation (the “Company”), approved the appointment of Vincent T. Cubbage to the position of Interim Chief Executive Officer of the Company effective as of June 13, 2022.

Mr. Cubbage, age 57, most recently served as Director and Co-Chairperson of the Board. He has served on the Board since the closing (the “Closing”) of the business combination in August 2021 (the “Business Combination”) with the Company’s predecessor, Tortoise Acquisition Corp. II (“Tortoise Corp II”), and served as Chief Executive Officer and Chairman of Tortoise Corp II from July 2020 until the completion of the Business Combination. Mr. Cubbage has served as Chief Executive Officer and Chairman of the board of directors of TortoiseEcofin Acquisition Corp. III since February 2021. Mr. Cubbage served as Chief Executive Officer and Chairman of Tortoise Acquisition Corp. from March 2019 to the completion of its initial business combination with Hyliion Inc. on October 1, 2020, and he continues to serve on the board of directors of Hyliion Holdings Corp. He has served as Managing Director - Private Energy of TortoiseEcofin since January 2019. Mr. Cubbage served as the Founder and Chief Executive Officer of Lightfoot Capital Partners from its formation in 2006 through its wind up in December 2019. He served as Chief Executive Officer and Chairman of the general partner of Arc Logistics Partners LP (NYSE: ARCX), from October 2013 to the date of its sale in December 2017. Prior to founding Lightfoot Capital, Mr. Cubbage was a Senior Managing Director in the Investment Banking Division of Banc of America Securities from 1998 to 2006; and prior to that was a Vice President at Salomon Smith Barney where he worked from 1994 to 1998. Mr. Cubbage received an M.B.A. from the American Graduate School of International Management and a B.A. from Eastern Washington University.

There are no arrangements or understandings between Mr. Cubbage and any other person pursuant to which Mr. Cubbage was appointed to serve as Interim Chief Executive Officer of the Company. There are no family relationships between Mr. Cubbage and any director or executive officer of the Company, and Mr. Cubbage has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Chief Commercial Officer

On June 12, 2022, the Board promoted Brandt Hastings to the position of Chief Commercial Officer of the Company effective as of June 13, 2022.

Mr. Hastings, age 42, most recently served as Interim Chief Executive Officer of the Company, and he served as the Chief Revenue Officer of the Company from November 2020 until his appointment as Chief Commercial Officer. Prior to joining Volta, Mr. Hastings served as Senior Vice President of iHeartMedia Inc. from April 2014 to October 2020. Prior to that, Mr. Hastings worked at Clear Channel International, a marketing and advertising company, where he served as Vice President from September 2007 to April 2014, Senior Account Executive from 2005 to 2007 and Account Executive from 2002 to 2005. Mr. Hastings holds a bachelor’s degree in management and Spanish from Gettysburg College.

There are no arrangements or understandings between Mr. Hastings and any other person pursuant to which Mr. Hastings was appointed to serve as Chief Commercial Officer of the Company. There are no family relationships between Mr. Hastings and any director or executive officer of the Company, and Mr. Hastings has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Board of Directors

On June 12, 2022 the Board approved the appointment of Katherine J. Savitt to the position of sole Chairperson of the Board.

During his service as Interim Chief Executive Officer of the Company, Mr. Cubbage will not serve as Co-Chairperson of the Board or as a member of the Nominating and Corporate Governance Committee or the Audit Committee of the Board. Effective as of June 13, 2022, Bonita C. Stewart was appointed as Chair of the Nominating and Governance Committee of the Board and as a member of the Audit Committee of the Board.

Item 8.01. Other Events.

On June 13, 2022, the Company issued a press release announcing certain leadership changes. A copy of the press release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Volta Inc. Press Release dated June 13, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2022	Volta Inc.

	By:	/s/ Vincent T. Cubbage
	Name:	Vincent T. Cubbage
	Title:	Interim Chief Executive Officer

Exhibit 99.1

Volta Inc. Board of Directors Announces Executive Leadership Team Additions and Key Promotions

Vince Cubbage Appointed Interim Chief Executive Officer

Stephen Pilatzke Appointed Chief Accounting Officer

Brandt Hastings Promoted to Chief Commercial Officer and Drew Lipsher Promoted to Chief Development Officer

SAN FRANCISCO – June 13, 2022 – Volta Inc. (NYSE: VLTA) an industry-leading electric vehicle (“EV”) charging network powering vehicles and commerce, today announced that its Board of Directors has made several key leadership appointments and new hires to help drive the Company’s next phase of growth and operational success. The Board has appointed Vincent Cubbage as Interim Chief Executive Officer and hired Stephen Pilatzke as Chief Accounting Officer. The Board also announced today that Brandt Hastings, currently Chief Revenue Officer and Interim Chief Executive Officer, has been promoted to Chief Commercial Officer to capitalize on Volta’s growing revenue momentum and market opportunity. Additionally, Drew Lipsher, currently Chief Strategy Officer, has been promoted to Chief Development Officer.

Vince Cubbage brings to Volta over 25 years of experience and accomplishment as a private and public company CEO and as an investment banker. He served as Chief Executive Officer, President and Chairman of the Board of Tortoise Acquisition Corp. II, which completed its initial business combination with Volta in August 2021, at which time he joined the Volta Board. He previously served as CEO and Chairman of the Board of Directors of Tortoise Acquisition Corp. from the completion of its initial public offering in March 2019 to the completion of its initial business combination with Hyliion Inc. on October 1, 2020. Cubbage presently serves as the CEO and Chairman of the Board of TortoiseEcofin Acquisition Corp. III and since January 2019 has served as a Managing Director – Private Energy of Tortoise Capital Advisors, L.L.C. Cubbage has served as Co-Chair of the Volta Board since March 2022. With his new appointment, Cubbage will continue to serve as a member of the Volta Board, but he will not serve as Co-Chair during his tenure as Interim CEO. Earlier in his career, Cubbage served as Chief Executive Officer, Director and Chairman of the Board of Directors of Arc Logistics GP LLC, the general partner of Arc Logistics Partners LP, formerly a publicly traded partnership engaged in the midstream energy business. He received an MBA from the American Graduate School of International Management and a BA from Eastern Washington University.

Effective with Cubbage’s appointment, Kathy Savitt, a Director and previously Co-Chair of the Volta Board, has been named sole Chair of the Board. “We believe these appointments help the Company progress as it builds a world-class executive team with a record of delivering results, public company expertise and a focus on key stakeholder value,” Savitt said. “Both the Board and Volta’s executive leadership are committed to and energized by Volta’s growing industry leadership and the significant EV charging market opportunity ahead.”

Cubbage said, “The Board and Executive Team are excited about the growth potential of Volta’s multi-dimensional model and the significant opportunities ahead. I look forward to working alongside Brandt, Drew and our other talented teammates at Volta to continue to drive accelerated global momentum, operational excellence, strong customer focus, expansion in our strategic partnerships, and an exceptional workplace culture.”

Stephen Pilatzke joins Volta as its first-ever Chief Accounting Officer, bringing extensive leadership experience in accounting, business finance and public company financial reporting. He has held positions in a wide range of public and private companies in the energy sector, most recently serving as Chief Accounting Officer of Falcon Minerals Corporation. Additionally, Pilatzke served as Chief Accounting Officer of Lightfoot Capital Partners GP, LLC, and of Arc Logistics Partners GP, LLC, the General Partner of Arc Logistics Partners LP, a former publicly traded company. He has also served as Chief Financial Officer and Controller of Paramount BioSciences LLC, a venture capital firm specializing in the pharmaceutical and biotechnology sector. Pilatzke also has worked as an auditor at EisnerAmper LLP, formerly Eisner LLP, an accounting and advisory firm. He is a Certified Public Accountant and received a BS in Accounting from Binghamton University.

As Chief Commercial Officer, Brandt Hastings will resume full-time focus on growing Volta’s revenue and leading Volta’s monetization of its proven media platform as well as accelerating the conversion of new commercial partnerships and revenue streams. He will continue to oversee Volta’s advertising and charging solutions businesses. This promotion reflects the Board’s deep confidence in Hastings’ leadership and expertise at Volta as well as over the past 20 years in media leadership roles at iHeartMedia and Clear Channel. He has a BA from Gettysburg College.

Drew Lipsher has been a leader at Volta for approximately six years, serving as Chief Strategy Officer since July 2016. In his new role as Chief Development Officer, he will bring skills honed from more than 20 years of senior leadership in the media industry to focus on corporate development, corporate partnerships and new future revenue opportunities. Prior to Volta, Lipsher served as the Chief Revenue Officer at GLAMSQUAD and previously held senior leadership roles at Korn Ferry, Clear Channel, Greycroft, Interscope Geffen A&M Records, News Corp., BMG and Warner Music. He has a BA from Yale University and an MBA from the Kellogg School of Management at Northwestern University.

Volta also announced that the Board has appointed Steven Schnitzer as Interim General Counsel and Corporate Secretary, succeeding Jim DeGraw, who recently departed the Company. Schnitzer brings over 30 years of experience in corporate law, including more than eight years as general counsel of publicly listed companies. He began his career in 1988 in New York City as a corporate finance attorney with Debevoise & Plimpton LLP and was a partner in the Corporate Group of Katten Muchin Rosenman LLP for approximately 14 years. He joined New York City-based Lightfoot Capital Partners GP, LLC, the general partner of Lightfoot Capital Partners LP, and Arc Logistics Partners GP, LLC, the general partner of Arc Logistics Partners LP, formerly a publicly traded company and portfolio company of Lightfoot Capital Partners LP, in 2014 as Senior Vice President, General Counsel & Secretary. In addition to his role with the Company, Mr. Schnitzer currently serves as Vice President, General Counsel and Secretary of TortoiseEcofin Acquisition Corp. III, and as Managing Director, and General Counsel - Private Energy of Tortoise Capital Advisors, L.L.C. Mr. Schnitzer is a member of the Bars of New York, Connecticut and the District of Columbia and is based in Volta’s New York City office.

The Board will commence a search for a successor to Volta’s current Chief Financial Officer, Francois Chadwick, in the coming weeks. As disclosed on June 10, 2022, Chadwick will leave Volta on August 22, 2022, to pursue another professional opportunity. In addition, as previously disclosed, the Board has formed a CEO Search Committee and is actively engaged in a process to identify a permanent CEO.

About Volta

Volta Inc. (NYSE: VLTA) is an industry leader in commerce-centric EV charging networks. Volta Charging’s vision is to build EV charging networks that capitalize on and catalyze the shift from combustion-powered miles to electric miles by placing stations where consumers live, work, shop and play. By leveraging a data-driven understanding of driver behavior to deliver EV charging solutions that fit seamlessly into drivers’ daily routines, Volta Charging’s goal is to benefit consumers, brands and real-estate locations while helping to build the infrastructure of the future. As part of Volta Charging’s unique EV charging offering, its stations allow it to enhance its site hosts’ and strategic partners’ core commercial interests, creating a new means for them to benefit from the transformative shift to electric mobility. To learn more, visit www.voltacharging.com.

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Forward-Looking Statements

This press release includes forward-looking statements, which are subject to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “feel,” “believes,” expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology and include, among other things, statements regarding Volta’s strategy and other future events that involve risks and uncertainties. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: intense competition faced by Volta in the EV charging market and in its content activities; the possibility that Volta is not able to build on and develop strong relationships with real estate and retail partners to build out its charging network and content partners to expand its content sales activities; market conditions, including seasonality, that may impact the demand for EVs and EV charging stations or content on Volta’s digital displays; risks, cost overruns and delays associated with construction and installation of Volta’s charging stations; risks associated with any future expansion by Volta into additional international markets; cost increases, delays or new or increased taxation or other restrictions on the availability or cost of electricity; rapid technological change in the EV industry may require Volta to continue to develop new products and product innovations, which it may not be able to do successfully or without significant cost; the risk that Volta’s shift to including a pay-for-use charging business model and the requirement of mobile check-ins adversely impacts Volta’s ability to retain driver interest, content partners and site hosts; the EV market may not continue to grow as expected; and the ability to protect its intellectual property rights; and those factors discussed in Volta’s Registration Statement on Form S-1, under the heading “Risk Factors,” filed with the Securities and Exchange Commission (the “SEC”), as supplemented by our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other reports and documents Volta files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and Volta undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Media / Press:

Jette Speights

jette@voltacharging.com

Investor / Analyst:

Katherine Bailon

katherine@voltacharging.com

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